Magellan Health Services, Inc.

55 Nod Road

Avon, Connecticut 06001

August 10, 2009

VIA EDGAR Correspondence

Jeffrey P. Riedler

Mail Stop 4720

Divisions of Corporation Finance

U.S. Securities and Exchange Commission

100 F St., NE

Washington, DC 20549

Re:	Magellan Health Services, Inc.

Form 10-K for the Year Ended December 31, 2008

Filed February 27, 2009

Definitive Proxy Statement for May 19, 2009 Annual Meeting

Filed April 8, 2009
File No. 001-06639

Dear Mr. Riedler:

Reference is made to your comment letter dated July 21, 2009 (the “July 21 Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and the Definitive Proxy Statement for the May 19, 2009 Annual Meeting of Stockholders (“2009 Proxy Statement), in each case, of Magellan Health Services, Inc. (the “Company”). On behalf of the Company, set forth below we repeat each numbered Staff comment contained in the July 21 Letter and follow each with the Company’s response. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the 2008 Form 10-K or the 2009 Proxy Statement, as the case may be.

Form 10-K

Item 1. Business

Overview, page 3

1.  Staff Comment

We note that on August 31,2007 your company executed a contract known as the “Maricopa Contract,” which required Magellan to assume the operations of twenty-four behavioral health direct care facilities for a transitional period and to divest yourself of these facilities over a two year period. We note that under this contract Magellan is obligated to provide managed behavioral healthcare services to Medicaid recipients and other beneficiaries of the Maricopa County Regional Health Authority. We further note that this contract exceeds, in the aggregate, ten percent of your company’s net revenue for the fiscal period and is referenced in your Form 10-K as relating to significant Risk Factors and company performance. Please revise your Business section to include a description of the material terms of the contract and its exact impact on your business. Please also file this agreement as an exhibit pursuant to Item 601(b) (10) of Regulation S-K or provide us with a detailed analysis supporting your determination that you are not required to file it.

Company Response

In Item 1 of the 2008 Form 10-K under the heading “Customer Contracts” and in Item 1A (Risk Factors), the Company describes the typical terms of its contracts with customers. As requested by the Staff, in the Form 10-K for the fiscal year ended December 31, 2009, the Company will revise its disclosure to address more specifically the material terms of the Maricopa Contract and its impact on the Company’s business. However, the Company does not believe Item 601(b)(10) of Regulation S-K requires the filing of the Maricopa Contract as an exhibit because it was made in the ordinary course of the Company’s business, and it is not a contract upon which the Company’s business is substantially dependent (and none of the other categories of Item 601(b)(10)(ii) are applicable). In making this determination the Company considered, among other things, that: (i) the Maricopa Contract in 2008 generated less than 10% of the Company’s consolidated segment profit (not including the Corporate and Other segment described on page 5 of the 2008 Form 10-K); (ii) the Company’s business is a dynamic one in which large customer contracts are won and lost and the Company routinely and actively bids on contracts in its managed behavioral healthcare business (both commercial and public sector contracts) and in its radiology benefits management and pharmacy benefit businesses, and the loss and win of large customer contracts is in the Company’s ordinary course of business; (iii) as Company experience has shown, the loss of significant customer contracts (e.g., Aetna in 2005 and various behavioral contracts with health plan subsidiaries of Wellpoint, Inc. in 2007, and public sector behavioral contracts with TennCare in Tennessee in 2007, 2008 and 2009), have been offset by new contracts in the ordinary course and have not materially adversely effected the Company; (iv) the Company has diversified its business from one exclusively providing services in the managed behavioral business sector to now providing services in the radiology benefits management and pharmacy benefits management sectors as well as in the Company’s newly acquired Medicaid pharmacy benefits administration sector through the acquisition of First Health Services, Inc. on July 31, 2009; and (v) while the loss of the Maricopa contract would result in a loss of revenue and segment profit, it would not put the Company in default of its debt covenants and would not threaten the Company’s ability to conduct its business in the ordinary course in the future. The Company confirms, however, that it will continue to evaluate on an ongoing basis whether its business is substantially dependent upon the Maricopa Contract, pursuant to Item 601(b)(10)(ii) of Regulation S-K.

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2.   Staff Comment

We further note that your Company refers to specific customers that are significant to certain segments of your business. While some of these customers are identified, Magellan does not disclose the names of seven other customers that each generated greater than ten percent of net revenues for the respective business segments. While we note that this information is also referenced in Note 2 to the Financial Statements and described in greater detail under Risk Factors, neither section identifies the names of these customers. Please identify these customers. Additionally file each agreement which accounts for 10% or more of your revenues and describe the material terms in your filing. If you believe you are not substantially dependent on each of these agreements, please provide us with an analysis supporting your determination.

Company Response

The Company does not believe it is required to identify the names of these customers. Item 101(c) (1)(vii) of Regulation S-K requires disclosure of “the name of any customer . . . if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.” The Item refers to consolidated revenues and not to segment revenues. Each of these customers generated revenues of less than 10 percent of the Company’s consolidated revenues for the year ended December 31, 2008, and accordingly none were identified by name. With respect to filing of customer agreements as exhibits, the Maricopa Contract (discussed above in response to Comment No. 1) is the only customer agreement that accounted for 10 percent or more of the Company’s consolidated revenues. Please note that Company’s customer relationships with each of TennCare, Wellpoint and the Pennsylvania Counties involve multiple, distinct contracts (e.g., there are a total of 5 separate contracts with a total of 5 separate counties in Pennsylvania), and no single contract generated 10 percent or more of the Company’s consolidated revenues.

Part IV

Item 15. Exhibits, Financial Statement Schedules, page 73

3.  Staff Comment

Please note that paragraph 4(b) in your certifications filed as Exhibits 31.1 and 31.2 omit the word “internal.” The first sentence should begin “Designed such internal control...” Please confirm that your future certifications will include the exact language required by Item 601(b) (31) of Regulation S-K.

Company Response

The Company confirms that its future certifications will include the exact language required by Item 601(b) (31) of Regulation S-K.

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DEF 14A

Executive Compensation

Compensation Discussion and Analysis, pages 24-25

4.  Staff Comment

We note from your statement on page 25 that you assessed comparable companies as part of the compensation decisions taken in 2008. Additionally, you identify AmeriGroup Corporation, Centene Corporation and Coventry Health Care, Inc. and you state that the committee also considers market survey data. Please identify the market surveys used by the committee in making compensation decisions. Also, confirm that these three companies, together with the surveys, constitute the data you are referring to when you state that the committee used market-based compensation data, market assessments, comparable market data, or similar language.

Company Response

The market data primarily considered by the committee, and referenced in the Staff’s comment, are compilations of broad-based market surveys provided by the committee’s compensation consultant, Steven Hall & Partners, and contain summaries of market survey data from compensation consultants such as Hewitt & Associates, Watson Wyatt, Towers Perrin and Hay Group. The information in such market surveys are used by the committee for the general purpose of understanding compensation practices when making compensation decisions, and for helping the committee to judge the reasonableness of its compensation recommendations. Further, the Company confirms that, in addition to the public filings of the three identified comparable companies – AmeriGroup Corporation, Centene Corporation and Coventry Health Care, Inc. – the aforementioned surveys constitute the data referred to in the 2009 Proxy Statement as market-based compensation data, market assessments, comparable market data, or other similar term.

5.  Staff Comment

We note your references to corporate and individual goals and targets. Please provide draft disclosure for your next proxy statement describing these goals and targets. To the extent that the goals and targets are quantified, your disclosure should also be quantified. If salary increases, cash bonuses and equity awards were determined using different goals and targets, your disclosure should be clear which goals and targets were used for each purpose. Additionally, confirm that your next proxy statement will discuss the extent to which the goals and targets were achieved and how the extent of achievement was used to determine increases in salary, cash bonuses and equity awards.

Company Response

The Company believes that in the 2009 Proxy Statement it has disclosed and discussed all quantitative corporate “performance targets” or “strategic goals” (with respect to the

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compensation disclosures, such terms are used interchangeably in the 2009 Proxy Statement and, as discussed below, refer to the segment profit performance targets considered in setting the STIP bonus pool). The Company further advises the Staff that all references to individual performance “targets” or “goals” (such terms are also used interchangeably) relate to qualitative/subjective criteria of a nature permitted to be omitted from the 2009 Proxy Statement pursuant to SEC Staff Regulation S-K CDI Q. 118.04 (July 3, 2008).1 The committee’s evaluation of individual performance is not tied to a mathematical formula measuring achievement of qualitative criteria but rather is a subjective evaluation of overall performance.

The Company’s compensation philosophy is that individual compensation should reflect individual performance, the performance of the individual’s area of responsibility, and the performance of the Company. As noted in the 2009 Proxy Statement, at the beginning of each fiscal year, the committee (with input from management) establishes the corporate performance targets to be met in order to fund the STIP bonus pool. Such targets are also reviewed and approved by the independent members of the board. These corporate quantitative performance targets are also used by the committee in determining the bonuses, if any, payable to the named executive officers. After the end of the year, the committee reviews the Company’s performance in relation to these pre-established corporate quantitative performance targets, assesses the individual’s performance based on qualitative goals, and determines the amount of individual annual bonus awards. At the beginning of the 2008 fiscal year, the committee established the following corporate performance targets (as set forth on page 28 of the 2009 Proxy Statement): (i) a total Company segment profit target of $210 million, net of $97.2 million in budgeted corporate overhead expense (40% of pool); (ii) a combined segment profit of the behavioral health segments of $253.4 million (25% of pool); and (iii) a combined segment profit of the radiology benefits management and specialty pharmacy benefits management segments of $53.8 million (35% of pool). The bonus determination for each named executive officer was then based on the overall funding of the bonus pool resulting from the Company’s performance (as determined by the segment profit performance targets noted above) and an evaluation of each individual’s performance (based on qualitative individual performance criteria established at the beginning of the fiscal year). For 2008 (as set forth on page 28 of the 2009 Proxy Statement), the Company achieved: 107.0% of the total Company segment profit performance target; 101.5% of the combined behavioral health segments segment profit performance target; and 121.2% of the combined radiology benefits management and specialty pharmacy benefits management segment profit performance target. Additionally, each named executive officer eligible to receive a bonus under the STIP in 2008 exceeded his or her individual goals (as noted on page 29 of the 2009 Proxy Statement). Based on the Company achieving an overall 117% performance target (a weighted average of the three

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1  Note that although certain individual goals may contain a quantifiable component (e.g. maintaining a certain budget), the committee’s evaluation of an individual’s performance is a subjective determination based on a qualitative review of the individual’s overall performance relative to the individual’s goals and contribution to the Company meeting its overall performance targets.

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aforementioned segment performance targets used to evaluate the Company’s performance)2 and the named executives exceeding their respective personal goals, the committee awarded 2008 STIP bonuses to the eligible named executive officers representing 180%, 130% and 160% of the target bonus amount specified in the executive’s employment agreement for Dr. Lerer, Mr. Gregoire, and Ms. Lewis-Clapper, respectively (as noted on page 29 of the 2009 Proxy Statement). Mr. Mantena was not entitled to a bonus under the terms of his employment agreement, and the committee (in its sole discretion) awarded Mr. Rubin (who joined the Company in the third quarter) 110% of his target bonus for the portion of 2008 that he served the Company, based on Mr. Rubin exceeding his personal goals. Accordingly, as described above, all quantified performance targets were disclosed in the 2009 Proxy Statement.

With respect to base salaries, the named executive’s employment agreement specifies an initial base salary, and generally contains a provision for adjustments based on individual performance reviews, the recommendation of the chief executive officer, and the committee’s review of, and (subject to its sole discretion) adjustments to, those recommendations. The committee reviewed the chief executive officer’s recommendations for base salary increases for 2008 and adjusted the increases based on its discretion, resulting in 4% base salary increases for each of Ms. Lewis-Clapper and Messrs. Demilio and Gregoire (set forth on page 27 of the 2009 Proxy Statement). All of these base salary adjustments (as described on pages 26 and 27 of the 2009 Proxy Statement) were determined by subjective/qualitative performance criteria and competitive market data, as it is within the committee’s discretion to do so.

Equity awards in 2008 for the chief executive officer were determined by the committee, and equity awards for Messrs. Rubin and Gregoire and Ms. Lewis-Clapper were approved by the committee on the recommendation of the chief executive officer (as set forth on page 30 of the 2009 Proxy Statement). As disclosed on page 31 of the 2009 Proxy Statement, the RSUs awards made in March 2008 under the 2008 MIP have the following EPS performance targets: for the common stock underlying units otherwise scheduled to vest in 2009 to be vested, the Company must have EPS for 2008 of at least $1.90; for the common stock underlying units otherwise scheduled to vest in or prior to 2010 to be vested, the Company must have EPS for 2009 of $2.00; and for the common stock underlying units otherwise scheduled to vest in or prior to 2011 to be vested, the Company must have EPS for 2010 of $2.10 (but if the Company fails to meet the performance target in one year but meets the performance target for a later year, the units otherwise scheduled to vest in the earlier year will also be vested). Similarly (and as also set forth on page 31 of the 2009 Proxy Statement), RSUs awarded in March 2009 under the 2008 MIP have the following EPS performance target: for the common stock underlying units otherwise scheduled to vest in 2010 to vest, the Company must have

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2  Note that the “pre-set performance targets” referenced on page 29 with respect to Dr. Lerer are the same three corporate segment profit performance targets discussed herein, which, based on a weighted average, result in a 117% overall Company performance target. The Company confirms that in the next proxy statement, it will use more consistent terms when referring to performance measures.

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EPS for fiscal year 2009 of at least $1.90, but if the Company does not achieve this target in 2009, these units will vest if the Company achieves $1.90 of EPS in any subsequent year up to and including 2018; for the common stock underlying units otherwise scheduled to vest in 2011 to vest, the Company must have EPS of at least $2.00 for fiscal year 2010, but if the Company does not achieve this target in 2010, these units will vest if the Company achieves $2.00 of EPS in any subsequent year up to and including 2018; and for the common stock underlying units otherwise scheduled to vest in 2012 to vest, the Company must have EPS of at least $2.10 for fiscal year 2011, but if the Company does not achieve this target in 2011, these units will vest if the Company achieves $2.10 of EPS in any subsequent year up to and including 2018. Thus, as noted above, the Company believes that it has disclosed all quantified performance targets in the 2009 Proxy Statement.

The Company confirms that in its next proxy statement, it will better distinguish between quantitative corporate performance criteria and qualitative individual goals, and will use more consistent terminology throughout when referring to these items so as to avoid confusion. Additionally, the Company confirms that it will improve the way it highlights performance targets, the disclosures concerning the extent to which such targets were achieved and how any such achievement was used in determining compensation awards.

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The Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments regarding the foregoing, please call me at 860-507-1906 (Fax: 860-507-1990) or our outside counsel, Howard Dicker (Weil, Gotshal & Manges LLP) at 212 310-8858 (Fax: 212-310-8007).

Very truly yours,

/s/  Daniel N. Gregoire

Daniel N. Gregoire

General Counsel

cc:	Laura Crotty (Division of Corporation Finance)
Howard Dicker (Weil, Gotshal & Manges LLP)

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